Exhibit 99.1

Constellium
Financial Report Half-Year ended June 30, 2017

Cautionary statement

Forward looking statements included in this document are subject to risk factors associated with, amongst others, economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. We believe that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated (see Forward looking statement section included in this report).

Key Financial Results

The table below presents the Group’s key consolidated financial result indicators for the three-month and six-month periods ended June 30, 2017 and June 30, 2016:

	Three months ended

(in millions of Euros except volumes, per ton data, and EPS)	June 30, 2017	June 30, 2016

Shipments (k metric tons)	383	387

Revenue	1,382	1,233

Income / (loss) from operations	73	80

Net income / (loss)	15	9

Adjusted EBITDA*	127	107

Adjusted EBITDA* per metric ton (in €)	330	275

Earnings per share, diluted (in €)	0.15	0.08

	Six months ended

(in millions of Euros except volumes, per ton data, and EPS)	June 30, 2017	June 30, 2016

Shipments (k metric tons)	758	749

Revenue	2,710	2,383

Income / (loss) from operations	173	133

Net income / (loss)	28	1

Adjusted EBITDA*	220	199

Adjusted EBITDA* per metric ton (in €)	290	265

Earnings per share, diluted (in €)	0.27	0.00

*	Adjusted EBITDA is a non-GAAP financial measure (see Non-GAAP measures section included in this report)

Management Report

Second Quarter Highlights

•	Shipments of 383 thousand metric tons, down 1% compared to Q2 2016; Automotive shipments up 18% compared to Q2 2016

•	Revenue of €1.4 billion, up 12% compared to Q2 2016 on higher aluminium prices

•	Net income of €15 million compared to €9 million in Q2 2016

•	Adjusted EBITDA of €127 million, up 19% from Q2 2016; H1 2017 Adjusted EBITDA up 11% from H1 2016

•	Significant improvement in H1 2017 Cash Flows from Operations and Free Cash Flow compared to H1 2016

•	Completed a $300 million pan U.S. ABL and a new €100 million inventory based revolving credit facility

•	“Project 2019” initiatives underway and already showing benefits

•	Intend to move corporate domicile to France and delist from Euronext to simplify corporate structure and reduce costs

Group Summary

For the second quarter of 2017, shipments of 383k metric tons decreased 1% compared to the second quarter of 2016 on lower shipments in Packaging and Automotive Rolled Products, partially offset by higher shipments in Automotive Structures and Industry. Revenue of €1.4 billion increased 12% compared to the second quarter of last year due primarily to higher aluminium prices. Net income of €15 million improved from €9 million in the second quarter of 2016. Adjusted EBITDA of €127 million increased 19% from the second quarter of last year on improved results from the Aerospace and Transportation and the Automotive Structures and Industry business units.

For the first half of 2017, shipments of 758k metric tons increased 1% compared to the first half of 2016 on higher shipments in Automotive Structures and Industry. Revenue of €2.7 billion increased 14% compared to the first half of last year due to higher aluminium prices. Net income of €28 million improved from €1 million in the first half of 2016. Adjusted EBITDA of €220 million increased by 11% compared to the first half of last year for the reasons stated above.

Results by Segment

Packaging and Automotive Rolled Products (P&ARP)

	Q2 2017	Q2 2017	Var.	Half-Year 2017	Half-Year 2017	Var.

Shipments (k metric tons)	258	268	(3)%	512	512	0%

Revenue (€ millions)	736	644	14%	1,441	1,232	17%

Adjusted EBITDA (€ millions)	57	56	2%	98	98	0%

Adjusted EBITDA per metric ton (€)	221	209	6%	191	192	0%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter Adjusted EBITDA increased slightly as compared to the second quarter of 2016 primarily due to better price and mix, offset by incremental cost from our automotive readiness program in the U.S.

For the second quarter of 2017, shipments of 258k metric tons declined 3% from the second quarter of last year as a 31% increase in Automotive rolled product shipments was offset by lower Packaging rolled product shipments. Revenue of €736 million increased 14% compared to the second quarter of 2016 as a result of higher aluminium prices.

For the first half of 2017, Adjusted EBITDA of €98 million was comparable to the same period of the prior year for the reasons stated above. Shipments of 512k metric tons were comparable to the first half of last year as higher Automotive rolled product shipments offset lower Packaging rolled product shipments. Revenue of €1.4 billion increased 17% compared to the first half of last year due to higher aluminium prices.

Aerospace and Transportation (A&T)

	Q2 2017	Q2 2017	Var.	Half-Year 2017	Half-Year 2017	Var.

Shipments (k metric tons)	63	62	2%	124	125	(1)%

Revenue (€ millions)	366	334	10%	709	666	7%

Adjusted EBITDA (€ millions)	41	31	30%	69	61	14%

Adjusted EBITDA per metric ton (€)	639	496	28%	554	483	15%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter Adjusted EBITDA increased significantly as compared to the second quarter of 2016 due to better price and mix, strong operating cost performance and continued success in developing TID end markets.

For the second quarter of 2017, shipments of 63k metric tons increased 2% compared to the second quarter of 2016 as higher Transportation, Industry and Other rolled product shipments more than offset lower Aerospace rolled product shipments. Revenue of €366 million increased by 10% compared to the second quarter of last year on higher aluminium prices.

For the first half of 2017, Adjusted EBITDA of €69 million increased 14% compared to the first half of 2016 for the reasons stated above. Shipments of 124k metric tons were comparable to the same period in the prior year. Revenue of €709 billion increased 7% compared to the first half of last year on higher aluminium prices.

Automotive Structures and Industry (AS&I)

	Q2 2017	Q2 2017	Var.	Half-Year 2017	Half-Year 2017	Var.

Shipments (k metric tons)	62	58	5%	122	115	6%

Revenue (€ millions)	288	266	8%	574	527	9%

Adjusted EBITDA (€ millions)	33	29	12%	64	56	13%

Adjusted EBITDA per metric ton (€)	530	497	7%	522	491	6%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter Adjusted EBITDA increased to a record level primarily due to higher shipments of both Automotive and Other extruded products on strong market demand and solid cost performance.

For the second quarter of 2017, shipments of 62k metric tons increased 5% compared to the second quarter of last year. Revenue of €288 million increased 8% compared to the second quarter of 2016 as a result of higher aluminium prices.

For the first half of 2017, Adjusted EBITDA of €64 million grew 13% compared to the first half of last year for the reasons stated above. Shipments of 122k metric tons increased 6% compared to the first half of last year. Revenue of €574 million increased 9% compared to the first half of 2016 as a result of higher aluminium prices.

Net income and Earnings per share

For the second quarter of 2017, net income of €15 million improved from €9 million in the second quarter of 2016. The change in net income is primarily attributable to the improvement in Adjusted EBITDA discussed above, lower finance costs and income tax expense and a favorable impact from metal lag, partially offset by an unfavorable change in unrealized derivatives and a higher share of loss of joint-ventures. Basic and fully diluted earnings per share were €0.15 compared to €0.08 per share for the same period last year. Fully diluted income and loss per share were based on a weighted average number of ordinary shares of 106.7 million and 105.5 million for the quarters ended June 30, 2017 and 2016, respectively.

For the first half of 2017, net income of €28 million improved from €1 million in the first half of 2016. The change in net income is primarily attributable to higher Adjusted EBITDA, a favorable impact from metal lag, a €22 million gain from pension and benefit plan amendments and a €20 million one-time impact in connection with the re-negotiation of terms of a customer contract in the first quarter of 2016, partially offset by an unfavorable change in unrealized derivatives and a higher share of loss of joint-ventures. Basic and fully diluted earnings per share were €0.27 compared to €0.00 per share for the same period last year. Fully diluted income per share were based on a weighted average number of ordinary shares of 106.7 million and 105.5 million for the six-month period ended June 30, 2017 and 2016, respectively.

Cash flow and liquidity

For the first half of 2017, Free Cash Flow was an outflow of €54 million as compared to an outflow of €125 million in the same period of the prior year, an improvement of €71 million. Excluding the cash impact of factored receivables, the Company’s Free Cash Flow was positive in the first half of 2017. The significant improvement as compared to the first half of last year was due to higher Adjusted EBITDA, reduced working capital, and lower capital expenditures.

Cash flows from operating activities were €81 million for the first half of 2017 as compared to €48 million in the first half of last year, an improvement of €33 million. We reduced factored receivables by €78 million compared to an increase of €88 million in the first half of last year.

Cash flows used in investing activities were €135 million for the first half of 2017 as compared to cash flows used in investing activities of €177 million in the first half of last year.

Cash flows used in financing activities were €2 million for the first half of 2017 as compared to cash flows from financing activities of €274 million in the first half of last year.

Liquidity at June 30, 2017 was €557 million, comprised of €286 million of cash and cash equivalents and €271 million available under our committed lending facilities and factoring arrangements. This compares to liquidity at December 31, 2016 of €537 million and cash and cash equivalents of €347 million.

In the second quarter of 2017, Ravenswood and Muscle Shoals consolidated their existing secured asset-based revolving credit facilities into a single $300 million pan U.S. ABL due in 2022, extending the Company’s maturity profile. During the second quarter of 2017, the Company also entered into a new €100 million, two year, secured revolving credit facility on inventory to further enhance liquidity.

Net debt was €2,044 million at June 30, 2017, as compared to €2,035 million at December 31, 2016.

Recent developments

“Project 2019” is well underway with a wide range of cost reduction and cash flow improvement initiatives throughout the Company. To date, the Company has achieved €10 million of run rate cost savings. In addition, the Company has made significant progress reducing trade working capital. Capital expenditures are on track to meet the Company’s previous guidance of €275 million for 2017, an €80 million reduction compared to 2016.

In line with the Company’s initiatives to reduce costs and simplify its corporate structure, Constellium intends to move its corporate domicile to France and to close its Amsterdam office. Constellium expects this action to enable it to reduce its corporate cost structure and to benefit from additional potential tax savings.

This re-domiciling process is subject to shareholder approval and is expected to be completed by mid-2018. Constellium will also start the process of delisting from Euronext Paris to further reduce cost and complexity.

On July 21, 2017, USW Local 5668 ratified a new, five year, labor agreement with Constellium Rolled Products, LLC, in Ravenswood.

Related party transactions

Related party transactions are described in Note 21 of the interim consolidated financial statements for the six-month period ended June 30, 2017 and in Note 27 of the financial statements included in our Annual Report for the year ended, December 31, 2016.

Changes in share capital

As at June 30, 2017, authorized share capital consists of 400,000,000 Class A ordinary shares.

Risk and uncertainties

In our Annual Report for the year ended December 31, 2016, dated March 24, 2017, we described certain risk factors which could have a material adverse effect on our financial position and results. Those risk factors should be read in conjunction with this report. Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives revenues, income, assets, liquidity or capital resources.

Non GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this report includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press report are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this report. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free cash flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.

Reconciliation of net income from continuing operations to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net income	15	9	28	1
Income tax expense	12	26	39	45
Income before income tax	27	35	67	46
Finance costs - net	39	44	93	85
Share of loss of joint-ventures	7	1	13	2
Income from operations	73	80	173	133
Depreciation and amortization	41	38	84	72
Restructuring costs	—	4	2	4
Unrealized losses / (gains) on derivatives	10	(23)	(18)	(53)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	1	(3)	5	(2)
Gain on pension plans amendments	—	—	(22)	—
Share based compensation	1	2	3	3
Metal price lag	(7)	2	(20)	5
Start-up and development costs	5	8	10	13
Manufacturing system and process transformation costs	1	1	1	4
Wise integration and acquisition costs	—	—	—	2
Wise one-time costs	—	—	—	20
Losses on disposals	1	—	2	—
Other	1	(2)	—	(2)

Adjusted EBITDA	127	107	220	199

Reconciliation of cash flow from operating activities to Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net cash flows from operating activities	45	135	81	48
Purchases of property, plant and equipment	(60)	(78)	(120)	(156)

Equity contributions and loans to joint-ventures	(10)	(4)	(24)	(23)

Other investing activities	4	4	9	6

Free cash flow	(21)	57	(54)	(125)

Reconciliation of borrowings to Net Debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2017	At March 31, 2017	At December 31, 2016

Borrowings	2,326	2,433	2,468
Fair value of cross currency basis swap	11	(38)	(77)
Cash and cash equivalents	(286)	(309)	(347)
Cash pledged for issuance of guarantees	(7)	(9)	(9)

Net debt	2,044	2,077	2,035

Unaudited Interim Consolidated Financial Statements

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Revenue	3	1,382	1,233	2,710	2,383
Cost of sales		(1,232)	(1,093)	(2,420)	(2,129)
Gross profit		150	140	290	254
Selling and administrative expenses		(62)	(63)	(127)	(124)
Research and development expenses		(8)	(5)	(19)	(14)
Restructuring costs		—	(4)	(2)	(4)
Other gains / (losses) - net	4	(7)	12	31	21
Income from operations		73	80	173	133
Finance costs - net	6	(39)	(44)	(93)	(85)
Share of loss of joint-ventures		(7)	(1)	(13)	(2)
Income before income tax		27	35	67	46
Income tax expense	7	(12)	(26)	(39)	(45)
Net Income		15	9	28	1
Net Income / (Loss) attributable to:
Equity holders of Constellium	8	16	9	29	1
Non-controlling interests		(1)	—	(1)	—
Net Income		15	9	28	1

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Basic	8	0.15	0.08	0.27	0.00
Diluted	8	0.15	0.08	0.27	0.00

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net Income	15	9	28	1
Other Comprehensive Income / (Loss)
Items that will not be reclassified subsequently to the consolidated Income Statement
Remeasurement on post-employment benefit obligations	8	(45)	17	(98)
Income tax on remeasurement on post-employment benefit obligations	–	13	(2)	26
Items that may be reclassified subsequently to the consolidated Income Statement
Cash flow hedge	24	(14)	29	(6)
Income tax on cash flow hedge	(7)	5	(9)	2
Currency translation differences	(11)	1	(13)	2
Other Comprehensive Income / (Loss)	14	(40)	22	(74)
Total Comprehensive Income / (Loss)	29	(31)	50	(73)
Attributable to:
Equity holders of Constellium	30	(31)	51	(73)
Non-controlling interests	(1)	–	(1)	–
Total Comprehensive Income / (Loss)	29	(31)	50	(73)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2017	At December 31, 2016
Assets

Current assets
Cash and cash equivalents	9	286	347
Trade receivables and other	10	520	355
Inventories	11	607	591
Other financial assets	16	112	117
		1,525	1,410
Non-current assets
Property, plant and equipment	12	1,463	1,477
Goodwill	13	423	457
Intangible assets	13	77	79
Investments accounted for under the equity method		2	16
Deferred income tax assets		213	252
Trade receivables and other	10	51	47
Other financial assets	16	10	49
		2,239	2,377
Total Assets		3,764	3,787

Liabilities

Current liabilities
Trade payables and other	14	989	839
Borrowings	15	121	107
Other financial liabilities	16	20	34
Income tax payable		17	13
Provisions	19	39	42
		1,186	1,035
Non-current liabilities
Trade payables and other	14	54	59
Borrowings	15	2,205	2,361
Other financial liabilities	16	22	30
Pension and other post-employment benefit obligations	18	675	735
Provisions	19	105	107
Deferred income tax liabilities		34	30
		3,095	3,322
Total Liabilities		4,281	4,357

Equity
Share capital	20	2	2
Share premium	20	162	162
Retained deficit and other reserves		(689)	(743)
Equity attributable to equity holders of Constellium		(525)	(579)
Non-controlling interests		8	9
Total Equity		(517)	(570)

Total Equity and Liabilities		3,764	3,787

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net Income	–	–	–	–	–	–	29	29	(1)	28
Other comprehensive income / (loss)	–	–	15	20	(13)	–		22		22
Total comprehensive income	–	–	15	20	(13)	–	29	51	(1)	50
Transactions with equity holders Share-based compensation	–	–	–	–	–	3	–	3	–	3
Transactions with non-controlling interests	–	–	–	–	–	–	–	–	–	–
At June 30, 2017	2	162	(136)	2	(1)	20	(574)	(525)	8	(517)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	–	6	11	(599)	(551)	11	(540)
Net Income	–	–	–	–	–	–	1	1	–	1
Other comprehensive (loss) / income	–	–	(72)	(4)	2	–	–	(74)	–	(74)
Total comprehensive (loss) / income	–	–	(72)	(4)	2	–	1	(73)	–	(73)
Transactions with equity holders Share-based compensation	–	–	–	–	–	3	–	3	–	3
Transactions with non-controlling interests	–	–	–	–	–	–	–	–	1	1
At June 30, 2016	2	162	(205)	(4)	8	14	(598)	(621)	12	(609)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	–	6	11	(599)	(551)	11	(540)
Net (loss) / Income	–	–	–	–	–	–	(4)	(4)	–	(4)
Other comprehensive (loss) / income	–	–	(18)	(18)	6	–	–	(30)	–	(30)
Total comprehensive (loss) / income	–	–	(18)	(18)	6	–	(4)	(34)	–	(34)
Transactions with equity holders Share-based compensation	–	–	–	–	–	6	–	6	–	6
Transactions with non-controlling interests	–	–	–	–	–	–	–	–	(2)	(2)
At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Six months ended June 30, 2017	Six months ended June 30, 2016
Net income		28	1
Adjustments
Depreciation and amortization		84	72
Finance costs – net	6	93	85
Income tax expense		39	45
Share of loss of joint-ventures		13	2
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net		(14)	(55)
Losses on disposal		2	(1)
Other – net		3	5

Interest paid		(80)	(75)
Income tax paid		(7)	(6)
Change in trade working capital
Inventories		(37)	12
Trade receivables		(170)	(38)
Trade payables		152	37
Change in provisions and pension obligations		(22)	(4)
Other working capital		(3)	(32)
Net cash flows from operating activities		81	48

Purchases of property, plant and equipment	3	(120)	(156)
Proceeds from disposals net of cash		—	(4)
Equity contribution and loan to joint-ventures		(24)	(23)
Other investing activities		9	6
Net cash flows used in investing activities		(135)	(177)

Proceeds from issuance of Senior Notes	15	610	375
Repayment of Senior Notes	15	(610)	—
Proceeds / (Repayments) from revolving credit facilities and other loans	15	18	(87)
Payment of deferred financing costs and exit costs		(42)	(12)
Transactions with non-controlling interests		—	1
Other financing activities		22	(3)
Net cash flows (used in) / from financing activities		(2)	274
Net (decrease) / increase in cash and cash equivalents		(56)	145
Cash and cash equivalents – beginning of period		347	472
Cash and cash equivalents classified as held for sale – beginning of period		—	4
Effect of exchange rate changes on cash and cash equivalents		(5)	1
Cash and cash equivalents – end of period	9	286	622

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Notes to the unaudited condensed interim consolidated financial statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the North America, Europe and China, operates 21 production facilities, 9 administrative and commercial sites and one world-class technology center. It has more than 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The unaudited condensed interim consolidated financial statements present the unaudited interim Consolidated Income Statement and Statement of Comprehensive Income / (Loss) for the three and six months ended June 30, 2017 and 2016; the unaudited interim Consolidated Statement of Cash Flows for the six months ended June 30, 2017 and 2016; and the unaudited interim Consolidated Statement of Financial Position and Changes in Equity as at June 30, 2017 and December 31, 2016. They are prepared in accordance with IAS 34 – Interim Financial Reporting and with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU).

The unaudited condensed interim consolidated financial statements do not include all the information and disclosures required in the annual Consolidated Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2016, approved by the Board of Directors on March 8, 2017.

2.2. Application of new and revised IFRS

The following new standards and amendments apply to the Group for the first time in 2017.

•	Amendments to IAS 7, ‘Disclosure Initiative’

The amendments to IAS 7, ‘Statement of Cash Flows’ require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Additional disclosures have been made to address the amendments.

•	Amendments to IAS 12, ‘Recognition of Deferred Tax Assets for Unrealised Losses’
•	Annual improvements 2014-2016 : IFRS 12, ‘Disclosure of Interests in Other Entities’: Clarifying the scope

The amendments to IAS 12 and annual improvements 2014-2016: amendments to IFRS 12 do not have any impact on the interim unaudited consolidated financial statements of the Group.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:

IFRS 15, ‘Revenue from contracts with customers’ and its clarifications deal with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts’ and related interpretations. The clarifications provide guidance on identifying performance obligations, the principal versus agent assessment, accounting for licenses of intellectual property, and transition to the new revenue standard. The Group is currently evaluating the impact of the standard on its consolidated financial position and results of operations. Notably, the Group is in the process of assessing whether adoption of the standard could result in revenue being recognized over time for certain contracts for which revenue is currently recognized at a point in time. Adoption of the standard will likely increase the level of revenue disclosures in the financial statements.

The standard and its clarifications will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’ deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. The Group is currently evaluating the impact of the standard on our consolidated financial position and results of operations. The Group expects that the adoption will result in an increase in non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

The standard will replace IAS 17, ‘Lease’ and will be effective for accounting periods beginning on or after January 1, 2019.

The impact of the following standards and interpretations on the Group’s results and financial situation is currently being evaluated:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It will replace the guidance in IAS 39, ‘Financial instruments’ that relates to the classification and measurement of financial instruments.

Modifications introduced by IFRS 9 relate primarily to:

•	classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.
•	impairment of receivables, now based on the expected credit loss model.
•	hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRIC 23: ‘Uncertainty over Income Tax Treatments’

This interpretation provides a framework to consider, recognize and measure the accounting impact of tax uncertainties. It specifies how to determine the unit of account and the recognition and measurement guidance to be applied to that unit. The Interpretation also explains when to reconsider the accounting for a tax uncertainty, and it states specifically that the absence of comment from the tax authority is unlikely, in isolation, to trigger a reassessment.

The interpretation is effective for annual periods beginning on or after 1 January 2019.

The Group plans to adopt the new standards and interpretations on their required effective dates.

2.4. Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements respectively in NOTE 9 – Cash and Cash Equivalents, NOTE 15 – Borrowings and NOTE 17 – Financial Risk Management.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly, management considers that the going concern assumption is not invalidated by Constellium’s negative equity as at June 30, 2017.

2.5. Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statements for the year ended December 31, 2016, with the exception of the effective tax rate application in accordance with IAS 34, ‘Interim Financial Reporting’.

The following table summarizes the principal exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

Foreign exchange rate for 1 Euro		Six months ended June 30, 2017 Average rate	At June 30, 2017 Closing rate	Six months ended June 30, 2016 Average rate	At December 31, 2016 Closing rate
U.S. Dollars	USD	1.0824	1.1412	1.1156	1.0541
Swiss Francs	CHF	1.0765	1.0930	1.0960	1.0739
Czech Koruna	CZK	26.7809	26.1972	27.0394	27.0210

Presentation of financial statements

The unaudited condensed interim consolidated financial statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation.

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended, December 31, 2016. In addition, in accordance with IAS 34, the Group applied, in the preparation of these unaudited condensed interim Consolidated Financial Statements, a projected tax rate for the full financial year 2017.

NOTE 3 - OPERATING SEGMENT INFORMATION

Management defines Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) on that basis.

3.1 Segment Revenue

	Three months ended June 30, 2017			Three months ended June 30, 2016			Six months ended June 30, 2017			Six months ended June 30, 2016
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	736	(2)	734	644	(4)	640	1,441	(4)	1,437	1,232	(12)	1,220
A&T	366	(8)	358	334	(8)	326	709	(14)	695	666	(10)	656
AS&I	288	(1)	287	266	(2)	264	574	(3)	571	527	(5)	522
Holdings & Corporate (A)	3	—	3	3	—	3	7	—	7	(15)	—	(15)
Total	1,393	(11)	1,382	1,247	(14)	1,233	2,731	(21)	2,710	2,410	(27)	2,383

(A)	For the six months ended June 30, 2017, Holdings & Corporate segment includes revenues from metal supply to third parties.

For the six months ended June 30, 2016, Holdings & Corporate segment includes a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers offset by revenues from metal supply to third parties.

3.2	Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
P&ARP		57	56	98	98
A&T		41	31	69	61
AS&I		33	29	64	56
Holdings & Corporate		(4)	(9)	(11)	(16)
Adjusted EBITDA		127	107	220	199
Metal price lag(A)		7	(2)	20	(5)
Start-up and development costs (B)		(5)	(8)	(10)	(13)
Manufacturing system and process transformation costs		(1)	(1)	(1)	(4)
Wise integration and acquisition costs		—	—	—	(2)
Wise one-time costs (C)		—	—	—	(20)
Share based compensation		(1)	(2)	(3)	(3)
Gain on pension plans plan amendments (D)	18	—	—	22	—
Depreciation and amortization	12, 13	(41)	(38)	(84)	(72)
Restructuring costs		—	(4)	(2)	(4)
Unrealized (losses) / gains on derivatives	4	(10)	23	18	53
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	4	(1)	3	(5)	2
Losses on disposals		(1)	—	(2)	—
Other		(1)	2	—	2
Income from operations		73	80	173	133
Finance costs - net	6	(39)	(44)	(93)	(85)
Share of loss of joint-ventures		(7)	(1)	(13)	(2)
Income before income tax		27	35	67	46
Income tax expense	7	(12)	(26)	(39)	(45)
Net Income		15	9	28	1

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)	For the six months ended June 30, 2017, start-up costs and development costs include €7 million related to new sites in our AS&I operating segment and €3 million to BiW/ABS growth projects both in Europe and the U.S. For the six months ended June 30, 2016, start-up costs and development costs include €13 million related to BiW/ABS growth projects.
(C)

For the six months ended June 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.

(D)	In January 2017, certain Swiss and US pension and OPEB plans were amended which resulted in a €12 million and €10 million gain respectively.

3.3	Revenue by product lines

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Packaging rolled products	566	516	1,116	979
Automotive rolled products	123	82	227	156
Specialty and other thin-rolled products	45	42	94	85
Aerospace rolled products	207	201	408	410
Transportation, Industry and other rolled products	151	125	287	246
Automotive extruded products	151	141	309	280
Other extruded products	136	123	262	242
Other	3	3	7	(15)
Total Revenue	1,382	1,233	2,710	2,383

3.4	Segment capital expenditures

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
P&ARP	(24)	(42)	(48)	(79)
A&T	(18)	(19)	(34)	(46)
AS&I	(17)	(14)	(36)	(27)
Holdings & Corporate	(1)	(3)	(2)	(4)
Capital expenditures – Property, plant and equipment	(60)	(78)	(120)	(156)

3.5	Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, other financial assets (including cash and cash equivalents). There has been no material change in total assets from the amount reported in the previous annual consolidated financial statements.

NOTE 4 - OTHER GAINS / (LOSSES) – NET

(in millions of Euros)	Notes	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Realized gains / (losses) on derivatives(A)		5	(14)	(3)	(35)
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net ( A)		(10)	23	18	53
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		(1)	3	(5)	2
Gains on pension plan amendments	18	—	—	22	—
Losses on disposal		(1)	—	(2)	—
Other		—	—	1	1
Total Other Gains / (Losses) - Net		(7)	12	31	21

(A)

Realized and unrealized gains or losses are related to derivatives that do not qualify for hedge accounting and which are entered into with the purpose of mitigating exposure to volatility in foreign currency and commodity price.

NOTE 5 - CURRENCY GAINS / (LOSSES)

Currency gains and losses, which are included in Income from operations are as follows:

(in millions of Euros)	Notes	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Included in Revenue	17	1	—	(1)	—
Included in Cost of sales		(2)	1	(2)	—
Included in Other gains / (losses) - net		4	(7)	(2)	2
Total		3	(6)	(5)	2
Realized exchange losses on foreign currency derivatives - net		(1)	(11)	(11)	(24)
Unrealized gains / (losses) on foreign currency derivatives – net		7	1	13	24
Exchanges (losses)/ gains from the remeasurement of monetary assets and liabilities – net		(3)	4	(7)	2
Total		3	(6)	(5)	2

NOTE 6 - FINANCE COSTS – NET

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016

Interest received	2	2	3	2
Finance income	2	2	3	2

Interest expense on borrowings paid or payable(A)	(38)	(45)	(79)	(82)
Expenses on factoring arrangements paid or payable	(4)	(2)	(8)	(4)
Net loss on settlement of debt(B)		—	(13)	(2)
Realized and unrealized (losses)/ gains on debt derivatives at fair value(C)	(47)	21	(55)	(1)
Realized and unrealized exchange gains/ (losses) on financing activities - net(C)	52	(20)	63	1
Other finance expense	(6)	(3)	(8)	(5)
Capitalized borrowing costs(D)	2	3	4	6
Finance expense	(41)	(46)	(96)	(87)

Finance costs – net	(39)	(44)	(93)	(85)

(A)

For the six months ended June 30, 2017, the Group incurred (i) €69 million of interest related to Constellium N.V. Senior Notes; (ii) €7 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €3 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).

For the six months ended June 30, 2016, the Group incurred (i) €47 million of interest related to Constellium N.V. Senior Notes; (ii) €33 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €2 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).

(B)	For the six months ended June 30, 2017, net loss on settlement of debt relates to the Muscle Shoals Senior Notes redemption on February 16, 2017 (see NOTE 15 – Borrowings).

For the six months ended June 30, 2016, €2 million of unamortized arrangement fees were fully recognized as financial expenses as result of the Unsecured Credit Facility termination in March 2016.

(C)

The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, for the portion which has not been used to finance directly or indirectly U. S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs-net in the unaudited interim Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.

(D)	Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate used for the six months ended June 30, 2017 and 2016 is 7%.

NOTE 7 - INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The effective tax rate applied is impacted by non-recurring transactions and subject to country mix effect.

NOTE 8 - EARNINGS PER SHARE

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	16	9	29	1

Number of shares attributable to equity holders of Constellium

(number of shares)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Weighted average number of ordinary shares used to calculate basic earnings per share	105,557,517	105,471,929	105,553,573	105,473,041
Effect of other dilutive potential ordinary shares(A)	1,146,397	30,085	1,150,819	26,050
Weighted average number of ordinary shares used to calculate diluted earnings per share	106,703,914	105,502,014	106,704,392	105,499,091

(A)	For the periods ended June 30, 2017 and 2016, potential dilutive new ordinary shares to be issued are part of share-based compensation plans.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Basic	0.15	0.08	0.27	0.00
Diluted	0.15	0.08	0.27	0.00

NOTE 9 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At June 30, 2017	At December 31, 2016
Cash in bank and on hand	286	347
Total Cash and cash equivalents	286	347

At June 30, 2017, cash in bank and on hand includes a total of €9 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group (€7 million at December 31, 2016).

NOTE 10 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At June 30, 2017		At December 31, 2016
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables – gross	—	393	—	238
Impairment	—	(2)	—	(3)
Total Trade receivables – net	—	391	—	235
Finance lease receivables	9	6	12	6
Deferred tooling related costs	19	—	11	—
Current income tax receivables	—	49	—	52
Other taxes	—	45	—	39
Restricted cash (A)	7	—	9	—
Prepaid expenses	7	13	6	9
Other	9	16	9	14
Total Other receivables	51	129	47	120
Total Trade receivables and Other	51	520	47	355

(A)	Restricted cash relates mainly to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

10.1	Aging

The aging of total trade receivables – net is as follows:

(in millions of Euros)	At June 30, 2017	At December 31, 2016
Not past due	376	217
1 – 30 days past due	13	14
31 – 60 days past due	1	3
61 – 90 days past due	1	1
Total Trade receivables – net	391	235

10.2	Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At June 30, 2017	At December 31, 2016
Euro	229	101
U.S. Dollar	141	115
Swiss franc	5	3
Other currencies	16	16
Total trade receivables – net	391	235

10.3	Factoring arrangements

The Group factored specific account receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. The facilities were amended, on April 19, 2017, to extend maturity to October 29, 2021.

The Group factored specific account receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures October 29, 2021.

In December 2015, Constellium Automotive USA entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. This agreement matures December 13, 2017.

On March 16, 2016, Muscle Shoals entered into a new factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $100 million further amended during 2016 up to $325 million. In January 2017, the factoring agreement was further amended to extend maturity to January 24, 2018.

Under the Group’s factoring agreements, most of the account receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the unaudited interim Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments: Recognition and Measurement’, as the Group retains substantially all the associated risks and rewards.

Under the agreements, as at June 30, 2017, the total carrying amount of the original assets factored is €700 million (December 31, 2016: €681 million) of which:

•	€488 million (December 31, 2016: €566 million) derecognized from the unaudited interim Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€212 million (December 31, 2016: €115 million) recognized on the unaudited interim Consolidated Statement of Financial Position.

At June 30, 2017, there was €7 million (€1 million at December 31, 2016) due to the factor relating to trade account receivables sold.

Covenants

The factoring arrangements contain certain affirmative customary and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at June 30, 2017 and December 31, 2016.

NOTE 11 - INVENTORIES

(in millions of Euros)	At June 30, 2017	At December 31, 2016
Finished goods	151	149
Work in progress	304	299
Raw materials	106	94
Stores and supplies	71	69
Adjustments(A)	(25)	(20)
Total inventories	607	591

(A)	Includes Net realizable value adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any increase / (decrease) in the net realizable value adjustment on inventories is included in Cost of sales in the unaudited interim Consolidated Income Statement.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2017	19	209	1,020	221	8	1,477
Additions	–	–	26	96	2	124
Disposals	–	–	(2)	–	–	(2)
Depreciation expense	(2)	(6)	(66)	–	(4)	(78)
Transfer during the period	1	8	64	(80)	1	(6)
Effects of changes in foreign exchange rates	(1)	(6)	(36)	(9)	–	(52)
Net balance at June 30, 2017	17	205	1,006	228	7	1,463

Cost	26	319	1,595	235	29	2,204
Less accumulated depreciation and impairment	(9)	(114)	(589)	(7)	(22)	(741)
Net balance at June 30, 2017	17	205	1,006	228	7	1,463

NOTE 13 -    INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2017	457	28	21	18	9	3	79
Additions	—	—	—	—	2	—	2
Amortization expense	—	(2)	(4)	—	—	—	(6)
Transfer during the period	—	—	4	—	2	—	6
Effects of changes in foreign exchange rates	(34)	(2)	(1)	(1)	—	—	(4)
Net balance at June 30, 2017	423	24	20	17	13	3	77

Cost	423	85	53	40	13	3	194
Less accumulated amortization and impairment	—	(61)	(33)	(23)	—	—	(117)
Net balance at June 30, 2017	423	24	20	17	13	3	77

NOTE 14 -    TRADE PAYABLES AND OTHER

	At June 30, 2017		At December 31, 2016
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	761	—	627
Fixed assets payables	—	30	—	33
Employees’ entitlements	—	150	—	141
Deferred revenue	37	14	40	14
Taxes payable other than income tax	—	26	—	17
Other payables	17	8	19	7
Total other	54	228	59	212
Total Trade payables and other	54	989	59	839

NOTE 15 - BORROWINGS

15.1 Analysis by nature

(in millions of Euros)	June 30, 2017							December 31, 2016
	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured ABL(A)
Ravenswood (due 2018)	—	Floating	—	—	—	—	—	46
Muscle Shoals (due 2020)	—	Floating	—	—	—	—	—	—
Pan US ABL (due 2022)	$57	Floating	3.77%	50	—	—	50	—
Secured Inventory Based Facility (due 2019) (B)	—		—	—	—	—	—	—
Senior Secured Notes
Constellium N.V. (Issued March 2016, due 2021)	$425	7.88%	8.94%	372	(9)	7	370	401
Muscle Shoals (C)	$650	8.75%	7.45%	—	—	—	—	635
Senior Unsecured Notes
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	351	(5)	3	349	377
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(4)	2	298	298
Constellium N.V. (Issued December 2014, due 2023)	$400	8.00%	8.61%	351	(5)	13	359	387
Constellium N.V. (Issued December 2014, due 2023)	€240	7.00%	7.54%	240	(4)	8	244	244
Constellium N.V. (C) (Issued February 2017, due 2025)	$650	6.63%	7.13%	570	(14)	14	570	—
Other loans (including Finance leases)				85	—	1	86	80
Total Borrowings				2,319	(41)	48	2,326	2,468
Of which non-current							2,205	2,361
Of which current							121	107

Constellium N.V. Senior Notes are guaranteed by certain subsidiaries.

(A)

On June 21, 2017, Ravenswood and Muscle Shoals terminated their existing respective secured asset-based variable rate revolving credit facilities. The two entities entered into a pan US ABL consisting of a $300 million initial credit facility due 2022 and a $200 million committed accordion, at the company’s option, under certain conditions.

(B)	On April 21, 2017, two French entities entered into a new secured Revolving Credit Facility on inventory for €100 million due 2019.
(C)

On February 16, 2017, Constellium N.V. issued a $650 million principal amount of 6.625% Senior Notes due 2025. Deferred arrangement fees amounted to €14 million on issuance date. The net proceeds of Constellium N.V. new Senior Notes were used to repurchase the Muscle Shoals’ Senior Secured Notes due 2018.

15.2	Movements in borrowings

(in millions of Euros)	At June 30, 2017	At December 31, 2016
At January 1	2,468	2,233
Cash flows
Proceeds from issuance of Senior Notes (A)	610	375
Repayments of Muscle Shoals Senior Notes or PIK Toggle notes (A) (B)	(610)	(148)
(Repayments)/Proceeds from U.S. Revolving Credit Facilities and other loans	18	(69)
Arrangement fees payment	(14)	(12)
Finance lease repayment and others	(7)	(10)
Non-cash changes
Movement in interests accrued or capitalized	11	15
New Finance leases	7	16
Deferred arrangement fees & step-up amortization	(13)	(10)
Effects of changes in foreign exchange rates	(144)	78
At end of the period	2,326	2,468

(A)	The proceeds from the Senior Notes issued on February 16, 2017 represented €610 million, converted at the issuance date exchange rate EUR/USD=1.0652. The repurchase of Muscle Shoals Senior Notes was completed on the same day.
(B)	The redemption of PIK Toggle notes on December 5, 2016 represented €148 million, converted at the redemption date exchange rate EUR/USD=1.0702.

15.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At June 30, 2017	At December 31, 2016
U.S. Dollar	1,732	1,887
Euro	578	575
Other currencies	16	6
Total borrowings	2,326	2,468

Covenants

The Group was in compliance with all applicable debt covenants at and for six months ended June 30, 2017 and for the year ended December 31, 2016.

Constellium N.V. Senior Notes

The indentures for our outstanding Senior notes contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan US ABL Facility

This facility contains a fixed charge coverage ratio covenant and EBITDA contribution ratio. Evaluation of compliance is only required if the excess availability falls below 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants.

NOTE 16 - FINANCIAL INSTRUMENTS

16.1 Financial assets and liabilities by categories

		At June 30, 2017				At December 31, 2016
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	9	286	—	—	286	347	—	—	347
Trade receivables and Finance Lease receivables	10	406	—	—	406	253	—	—	253
Other financial assets		84	35	3	122	66	100	—	166
Total financial assets		776	35	3	814	666	100	—	766

		At June 30, 2017				At December 31, 2016
(in millions of Euros)		At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	14	791	—	—	791	660	—	—	660
Borrowings	15	2,326	—	—	2,326	2,468	—	—	2,4’68
Other financial liabilities		—	41	1	42	—	37	27	64
Total financial liabilities		3,117	41	1	3,159	3,128	37	27	3,192

	At June 30, 2017			At December 31, 2016
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	10	28	38	49	51	100
Aluminium and premium future contract	2	10	12	—	6	6
Energy future contract	—	—	—	—	4	4
Other future contract	—	—	—	—	—	—
Currency derivatives contracts	6	12	18	2	11	13
Cross Currency Basis Swaps	2	6	8	47	30	77
Loans (A)	—	84	84	—	66	66
Other financial assets	10	112	122	49	117	166

Derivatives	22	20	42	30	34	64
Aluminium and premium future contract	2	3	5	4	5	9
Energy future contract	—	—	—	—	—	—
Other future contract	—	1	1	—	2	2
Currency derivatives contracts	4	13	17	26	27	53
Cross Currency Basis Swaps	16	3	19	—	—	—
Other financial liabilities	22	20	42	30	34	64

(A)	Corresponds to a loan facility to Constellium UACJ ABS LLC.

16.2 Fair values

All derivatives are presented at fair value in the unaudited interim Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium N.V. Senior Notes issued in May 2014, December 2014, March 2016 and February 2017 account for respectively 96%, 103%, 108% and 96% of the nominal value and amount respectively to €625 million, €608 million, €402 million and €544 million at June 30, 2017.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

16.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are traded on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives;

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	At June 30, 2017				At December 31, 2016
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	12	26	—	38	6	94	—	100
Other financial liabilities - derivatives	3	39	—	42	7	57	—	64

There was no transfer into or out of Level 3 during the periods ended June 30, 2017 and December 31, 2016.

NOTE 17 -    FINANCIAL RISK MANAGEMENT

The unaudited condensed interim Consolidated Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Constellium Consolidated Financial Statements for the year ended December 31, 2016. There has been no material change in financial risk factors and risk management policies since December 31, 2016.

17.1 Market risk

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. At June 30, 2017 the total nominal amount of derivatives designated for hedge accounting stands at €423 million with maturity 2017-2022.

The table below details the impact of foreign currency derivatives designated for hedge accounting:

(In millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Included in Revenue
Realized & unrealized loss on foreign currency derivatives – net	1	—	(1)	—

Included in Other gains and losses
Net gain/(loss) for ineffective portion of derivatives	—	—	—	—

Included in Other comprehensive Income/ loss
Unrealized gain/ loss on foreign currency derivatives - net	25	(14)	28	(6)
Gain / loss reclassified from Cash flow hedge reserve to profit and loss	(1)	—	1	—

17.2 Liquidity risk management

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

At June 30, 2017, the borrowing base for the pan US ABL facility amounts to $205 million and €67 million for French entities inventory credit facility. After deduction of amount drawn, the Group had €197 million outstanding availability under these secured revolving credit facilities at June 30, 2017.

At June 30, 2017, liquidity was €557 million, comprised of €286 million of cash and cash equivalents and €271 million available undrawn facilities (including the €197 million described above).

NOTE 18 -    PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

18.1 Main events

In January 2017, our Swiss pension plan was amended and the conversion rates used to convert participants’ account balances into a pension annuity at retirement were reduced. This plan amendment resulted in a €12 million decrease in the defined benefit obligation, which was recognized as negative past service cost.

Additionally, the Group implemented certain plan amendments that had the effect of freezing pension plan benefits and removing certain retiree medical and life insurance benefits for active salaried employees of Constellium Rolled Products Ravenswood. This plan amendment resulted in a €10 million decrease in the defined benefit obligation, which was recognized as negative past service cost.

18.2 Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2017.

	At June 30, 2017	At December 31, 2016
Switzerland	0.70%	0.60%
U.S.
Hourly pension	3.95%-4.00%	4.30%-4.35%
Salaried pension	4.05%	4.45%
OPEB	3.85%-4.15%	4.20%-4.60%
Other benefits	3.75%-3.90%	4.05%-4.20%
France
Retirements	1.85%	1.60%
Other benefits	1.50%	1.30%
Germany	1.90%	1.65%

18.3 Amounts recognized in the unaudited interim Consolidated Statement of Financial Position

	At June 30, 2017			At December 31, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	680	—	680	721	—	721
Fair value of plan assets	(391)	—	(391)	(391)	—	(391)
Deficit of funded plans	289	—	289	330	—	330
Present value of unfunded obligation	130	256	386	132	273	405
Net liability arising from defined benefit obligation	419	256	675	462	273	735

18.4 Amounts recognized in the unaudited interim Consolidated Income Statement

	Three months ended June 30, 2017			Three months ended June 30, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(4)	(3)	(7)	(5)	(2)	(7)
Past service cost	—	—	—	—	—	—
Net interest	(2)	(2)	(4)	(3)	(2)	(5)
Immediate recognition of gains/(losses) arising over the period	—	—	—	—	—	—
Administrative expenses	—	—	—	—	—	—
Total	(6)	(5)	(11)	(8)	(4)	(12)

	Six months ended June 30, 2017			Six months ended June 30, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(9)	(4)	(13)	(10)	(3)	(13)
Past service cost	18	4	22	—	—	—
Net interest	(4)	(5)	(9)	(5)	(5)	(10)
Immediate recognition of gains/(losses) arising over the period	—	—	—	—	—	—
Administrative expenses	(1)	—	(1)	(1)	—	(1)
Total	4	(5)	(1)	(16)	(8)	(24)

18.5 Movement in net defined benefit obligations

	At June 30, 2017

	Defined benefit obligations
(In millions of Euros)	Pension benefits	Other benefits	Total	Plan Assets	Net defined benefit liability
At January 1, 2017	853	273	1,126	(391)	735
Included in the Consolidated Income Statement
Current service cost	9	4	13	—	13
Interest cost / (income)	9	5	14	(5)	9
Immediate recognition of gains / (losses) arising over the year	—	—	—	—	—
Past service cost	(18)	(4)	(22)	—	(22)
Administration expenses	—	—	—	1	1
Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
- actual return less interest on plan assets	—	—	—	(19)	(19)
- changes in financial assumptions	1	7	8	—	8
Effects of changes in foreign exchange rates	(28)	(19)	(47)	20	(27)
Included in the Consolidated Statement of Cash Flows
Benefits paid	(18)	(10)	(28)	16	(12)
Contributions by the Group	—	—	—	(11)	(11)
Contributions by the employees	2	—	2	(2)	—
At June 30, 2017	810	256	1,066	(391)	675

18.6 Net defined benefit obligations by country

	At June 30, 2017			At December 31, 2016
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	142	—	142	144	—	144
Germany	140	(1)	139	147	(1)	146
Switzerland	264	(184)	80	284	(181)	103
United States	519	(206)	313	550	(209)	341
Other countries	1	—	1	1	—	1

Total	1,066	(391)	675	1,126	(391)	735

NOTE 19 - PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total

At January 1, 2017	88	5	56	149
Allowance	1	1	4	6
Amounts used	(1)	(1)	(1)	(3)
Unused amounts reversed	—	(1)	(3)	(4)
Unwinding of discounts	(1)	—	—	(1)
Effects of changes in foreign exchange rates	(3)	—	—	(3)

At June 30, 2017	84	4	56	144

Current	4	2	33	39
Non-Current	80	2	23	105

Total provisions	84	4	56	144

Legal claims and other costs

(in millions of Euros)	At June 30, 2017	At December 31, 2016

Maintenance and customer related provisions	15	14
Litigation	34	35
Disease claims	4	4
Other	3	3

Total provisions for legal claims and other costs	56	56

NOTE 20 - SHARE CAPITAL

At June 30, 2017, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V., have the right to one vote.

		In millions of Euros
	Number of shares	Share capital	Share premium

At January 1, 2017	105,581,673	2	162
New shares issued (A)	53,950	—	—

At June 30, 2017 (B)	105,635,623	2	162

(A)	In June 2017, Constellium N.V. issued and granted 53,950 Class A ordinary shares to its Board members related to share based compensation plan.
(B)	Constellium N.V. holds 33,776 Class A ordinary shares at June 30, 2017.

NOTE 21 - RELATED PARTIES

The Group related parties are key management and Investments accounted for under the equity method.

Constellium UACJ ABS LLC, the Group investment accounted for under the equity method, is the most significant related party during the three and six months period ended June 30, 2017 and June 30, 2016.

The transactions between Group companies which are fully consolidated and Constellium UACJ ABS LLC are shown as below in Group’s unaudited interim Consolidated income statement and Consolidated statement of financial position.

(in millions of Euros)	At June 30, 2017	At December 31, 2016

Trades receivables and other - current	7	10
Other financial assets - current	84	66

Total Assets	91	76

(in millions of Euros)	Six months ended June 30, 2017	Six months ended June 30, 2016
Revenue	21	4
Fees and recharges(A)	2	1
Finance income	3	2
Total Income	26	7

(A) Fees and recharges are presented in Cost of sales or Selling and administrative expenses depending on their nature.

NOTE 22 - SUBSEQUENT EVENTS

On July 21, 2017, Constellium Rolled Products Ravenswood LLC entered into a new, five year, labor agreement.

Management Statement

The Company management hereby declares that to the best of its knowledge:

-

the interim condensed consolidated financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, give a true and fair view of the assets, liabilities financial position and profit or loss of Constellium N.V. and the undertakings included in the consolidation as a whole; and

-	the half-year management report gives a true and fair view of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Amsterdam, July 28, 2017

Jean-Marc Germain

Chief Executive Officer

Peter Matt

Chief Financial Officer

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Constellium Headquarters

Tupolevlaan 41-61

1119 NW, Schiphol-Rijk

The Netherlands

Phone: +31 20 654 9780

Washington Plaza

40-44, rue Washington

75008 Paris

France

Phone: +33 1 73 01 46 00

www.constellium.com